ALEXA
                                  VENTURES INC.
PRESS RELEASE
July 16, 1999
--------------------------------------------------------------------------------
                                  "GREEN NEWS"
                                     TSE:AXA
                                  OTC BB:ALVEF


                  ALEXA VENTURES' OTC BB LISTING RE-ACTIVATED.

STRATFORD, ONTARIO, CANADA, JULY 16, 1999--Gerry Racicot, President of Alexa Ventures Inc., (Alexa), a computer and electronics products company, announced today that the Company's OTC Bulletin Board listing (ALVEF) had been re-activated.

"This move follows a period of dormancy of over a year. We believe we now have the kind of business activity and plans for a major incursion into Internet related markets that will excite interest in the US investment communities and support active trading there," said Racicot.

Alexa recently announced a move to establish itself as a prominent player in the Internet electronics products market with the proposed acquisition of Eiger Labs, Inc and Point Multimedia Systems, Inc. Eiger is the No.2 in the US PCMCIA modem retail market with a 14% market share. Eiger has strong relationships with major retailers including 'Onsale.com', 'Egghead.com' and 'Home Shopping Network' which are successful Internet e-commerce companies.

"Our future is firmly tied to global opportunities afforded by the explosive expansion of the Internet. However, the world's number one market, the USA, is right on our doorstep, and that's where our major focus for profitability remains," concluded Racicot.

                       DIRECTORS OF ALEXA VENTURES INC.:

                                /s/ G.A. Racicot
                                  G.A. Racicot
                             Chief Executive Officer


THIS PRESS RELEASE WAS PREPARED BY THE MANAGEMENT OF THE COMPANY WHO TAKE FULL
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NOT REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF
THIS RELEASE.

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